Berliner McDonald

A Professional Corporation
Attorneys at Law
5670 Greenwood Plaza Blvd.
Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700
(303) 830-1705 Fax

Steven W. McDonald smcdonald@berlinermcdonald.com

March 10, 2005

By Facsimile and Federal Express

George F. Ohsiek, Jr.
Andrew Blume
Robyn Manuel
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-8
Washington, DC 20549

  Re:
  Sport-Haley, Inc.—SEC Comment Letter dated March 2, 2005

Lady and Gentlemen:

        As we have discussed, this firm represents Sport-Haley, Inc. (the "Company"). We have reviewed the Staff's additional comments to our letter dated February 25, 2005. In response to your additional comment 3, on March 3, 2005, we filed electronically an Amendment No. 2 on Form 10-K/A for the fiscal year ended June 30, 2004. The document filed contains the Edgar tags to indicate paragraphs where any changes have been made.

        We have the following responses to the Staff's comments in the same numbering sequence as stated in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

1. Organization and Significant Accounting Policies, page F-7

        1.     In future filings, we will disclose in the footnotes to our financial statements the types of expenses we include in our cost of goods sold and selling, general and administrative expense line items. In future filings, we will also quantify in our MD&A the amount of our distribution network costs excluded from cost of goods sold, if material.

        2.     We regret that our response to your prior comment 10 may have confused your understanding regarding how we classify the cost of free goods offered to customers. We do not classify the cost of free goods as a reduction of net sales; we record the cost of free goods offered to customers as a component of our cost of goods sold. No revenues associated with free goods are recorded, because we invoice free goods at zero sales dollars.

Form 10-K/A for the Fiscal Year Ended June 30, 2004

Exhibits 31 and 32

        3.     On March 3, 2005, we electronically filed Amendment No. 2 on Form 10-K/A for the fiscal year ended June 30, 2004, to include both a Section 302 and a Section 906 certification signed by our current Chief Executive Officer in addition to the certifications of our Chief Financial Officer. See Exhibits 31.1 and 32.1.

Form 10-Q for the Period Ended December 31, 2004

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations, Page 21

        4.     We do not expect to include non-GAAP financial measures in any of our future filings. In future filings, we will disclose the following information, should we choose to include the use of non-GAAP performance measures:

  •
  The manner in which we use a non-GAAP measure to conduct or evaluate our business operations;

  •
  The economic substance behind our decision to use such a measure;

  •
  The material limitations associated with the use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and,

  •
  The substantive reason(s) why we believe that a non-GAAP financial measure provided useful information to investors.

        In addition to the above, if we choose to include the use of a non-GAAP performance measure in a future filing, we will also provide, most-likely in tabular form, reconciliation of the non-GAAP measure to our gross margin, or other related financial measure, as calculated in accordance with GAAP.

        Because we expect that we will not include non-GAAP financial measures in any of our future filings, we have omitted a supplemental example of what such a disclosure would look like.

        Please let me know if you have any further questions or comments.

Very truly yours,
BERLINER MCDONALD P.C.

Steven W. McDonald

SWM:tdt
PWH
Enclosures as stated

cc:
Donald W. Jewell
Patrick W. Hurley
Bill Evert